SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                     Report on Form 6-K dated May 23, 2003

                             STMicroelectronics N.V.

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                 (Translation of registrant's name into English)

                         39, Chemin du Champ-des-Filles,
                   1228 Plan-les-Ouates, Geneva, Switzerland

           ----------------------------------------------------------
                    (Address of principal executive offices)

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

                           Form 20-F  X   Form 40-F
                                     ---            ---

         [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):]

                                 Yes       No  X
                                     ---      ---

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

                                 Yes       No  X
                                     ---      ---

         [If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-______]

Enclosures:

A press release dated May 23, 2003 announcing that STMicroelectronics repurchased a second portion of its Zero Coupon Senior Convertible Bonds due 2010.


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      STMicroelectronics Announces It Repurchased A Second Portion of Its
                 Zero Coupon Senior Convertible Bonds due 2010

Geneva, May 23, 2003 - STMicroelectronics (NYSE: STM) reported that it has repurchased $214,000,000 of its Zero Coupon Senior Convertible Bonds due 2010, representing 9.97% of the total amount originally issued, for a total amount of $167,415,200.
The Zero Coupon Senior Convertible Bonds were repurchased through a financial intermediary acting as agent for ST in off market transactions after the close of the Euronext Paris market on May 22, 2003 for an average price of $782.314 per Convertible Bond. The repurchased Bonds will be cancelled in accordance with the terms of the Indenture.
This represents the second bond buy-back effected by the Company this year. To date, ST has repurchased 29.95% of the total amount originally issued of its Zero Coupon Convertible Bonds due 2010.

As a result of the repurchase, ST will incur a one-time non-operating pre-tax charge of approximately $6.5 million in the second quarter of 2003. Based on market interest rates, however, the Company expects this transaction to result in savings of approximately $2.5 million in interest expense in the second half of 2003 and is expected to reduce ST's interest expense by approximately $5.0 million in 2004.

Certain bondholders who sold Bonds held credit default swap positions as a hedge to those Bonds. The financial intermediary, acting as principal, effected transactions with some of those bondholders to unwind their credit default swap positions. ST's Zero Coupon Senior Convertible Bonds due 2010 are listed on Euronext Paris (Premier Marche).

This press release contains forward looking statements which are based on Management's current expectations, views, beliefs and assumptions as of the date of this release. Such statements are subject to various risks and uncertainties, which may cause actual results and performance of the Company's business to differ materially and adversely from the forward-looking statements.

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Factors, which may cause actual results or performance to differ materially from the expectations of the Company or its Management, include changes in interest rates and accounting treatment of securities. A more detailed discussion of these factors and the other "Risk Factors", which may from time to time materially and adversely affect the Company, is contained in our Annual Report or Form 20-F of the year ended December 31, 2002, which was filed with the SEC on March 14, 2003.

About STMicroelectronics
STMicroelectronics, one of the world's three largest independent semiconductor suppliers, is a global leader in developing and delivering semiconductor solutions across the spectrum of microelectronics applications. An unrivalled combination of silicon and system expertise, manufacturing strength, Intellectual Property (IP) portfolio and strategic partners positions the Company at the forefront of System-on-Chip (SoC) technology and its products play a key role in enabling today's convergence markets. The Company's shares are traded on the New York Stock Exchange, on Euronext Paris and on the Milan Stock Exchange. In 2002, the Company's net revenues were $6.32 billion and net earnings were $429.4 million. Further information on ST can be found at www.st.com.

For further information, please contact:

INVESTOR RELATIONS:

Benoit De Leusse                        Jean-Benoit Roquette
STMicroelectronics                      Financial Dynamics
Investor Relations Senior Manager       Tel: + 33 1 47 03 68 10
Tel: +41.22.929.58.12                   Fax: + 33 1 47 03 93 38
Fax: +41.22.929.69.61                   Email: jean-benoit.roquette@fd.com
Email: benoit.de-leusse@st.com

MEDIA RELATIONS

Maria Grazia Prestini                   Lorie Lichtlen/Nelly Dimey
STMicroelectronics                      Financial Dynamics
Director, Corporate Media Relations     tel: + 33 1 47 03 68 10
Tel: +41.2.29.29.69.45                  Fax: + 33 1 47 03 93 38
Fax: +41.2.29.29.69.50                  Email: lorie.lichtlen@fd.com
Email: mariagrazia.prestini@st.com


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                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 23, 2003                         STMicroelectronics N.V.

                                           By:    /s/ Pasquale Pistorio
                                              ----------------------------------
                                              Name:   Pasquale Pistorio
                                              Title:  President and Chief
                                                      Executive Officer